
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

**ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended October 31, 2004

Commission File Number 0-1370

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Longview Fibre Company Salaried 401(k) Savings Plan
% Longview Fibre Company
P. O. Box 639
Longview, Washington 98632

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Longview Fibre Company
P. O. Box 639
Longview, Washington 98632



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LONGVIEW FIBRE COMPANY
SALARIED 401(k) SAVINGS PLAN COMMITTEE

Date: 4/27-05

By: _____
L. J. McLaughlin
Senior Vice President-Finance

Longview Fibre Company

Salaried 401(k) Savings Plan
Report and Financial Statements
October 31, 2004

Longview Fibre Company
Salaried 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of October 31, 2004 and 2003

	2004	2003
Assets:		
Investments, at fair value (Note 3):		
Mutual Funds	$ 57,503,335	$ 50,813,248
Common and Collective Trust	29,939,564	30,434,048
Longview Fibre Company Stock Fund	10,396,302	8,367,885
Participant Loans	1,939,937	1,745,897
	99,779,138	91,361,078
Receivables:		
Participants' contributions	132,566	-
Employer contributions	63,202	-
	195,768	-
Net assets available for benefits	$ 99,974,906	$ 91,361,078

Longview Fibre Company
Salaried 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended October 31, 2004

Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments (Note 3)	$ 7,116,960
Other investment income:	
Participant loan interest	104,710
Dividends and interest	2,248,623
Contributions:	
Participant	4,217,601
Rollovers	46,599
Employer	2,127,214
Transfers from other Company sponsored plans	72,213
Total additions	15,933,920
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	7,276,634
Administrative expenses	8,695
Transfers to other Company sponsored plans	34,763
Total deductions	7,320,092
Net increase in assets	8,418,060
Net assets available for benefits:	
Beginning of year	91,361,078
End of year	$ 99,974,906

Longview Fibre Company
Salaried 401(k) Savings Plan
Notes to Financial Statements

1. **Plan Description**

    The following description of the Longview Fibre Company Salaried 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General
    The Plan is a defined contribution plan covering all salaried and non-union hourly employees of Longview Fibre Company (the "Company") who have completed one year of service (except for Waltham Plant non-union hourly employees). For purposes of eligibility, one year of service is each consecutive twelve-month period ending on the day preceding the anniversary of an employee's date of hire during which the employee has rendered at least 870 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Investment of Plan Assets
    Upon enrollment in the Plan, a participant may direct contributions in whole percentage increments into the following funds:

    - American Century Income and Growth Fund seeks long-term growth of capital by investing in larger-sized companies with stocks that have a higher expected dividend yield and higher overall return potential than the Standard & Poor's Stock Index.

    - American Century Value Fund seeks long-term capital growth by investing primarily in common stocks that are considered to be undervalued and have better than average prospects for appreciation. Income is a secondary objective.

    - American Funds EuroPacific Growth Fund seeks long-term growth of capital by investing in equity securities of companies in Europe and the Pacific Basin.

    - American Funds Growth Fund of America seeks capital growth by investing primarily in large growth securities at reasonable pricing representing solid long-term investment opportunities.

    - Columbia Real Estate Equity Fund seeks a high level of dividend income and long-term growth of capital by investing in equity securities of companies in the real estate industry.

    - Franklin Small-Mid Cap Growth Fund seeks long-term capital growth by investing primarily in stocks of U.S. small cap companies with a market capitalization of less than $1 billion U.S.

    - Harbor Capital Appreciation Fund seeks long-term growth of capital by investing in common stocks, convertible securities, and other equity securities of companies that typically have market capitalizations of at least $1 billion.

- Janus Small Cap Value Fund seeks long-term growth of capital by investing in the stocks of small companies whose stock is considered undervalued in the marketplace relative to their assets, earnings, cash flow, or business franchise.

- MSIFT Mid Cap Growth Fund seeks above-average long-term return (primarily through capital appreciation) through investments in the common stock of small and mid-size companies that have the potential for superior long-term earnings growth.

- PIMCO Total Return Fund seeks maximum total return, consistent with preservation of capital, by investing in U.S. government and corporate debt securities, mortgage and other asset based securities, currency denominated securities and money market instruments.

- T. Rowe Price Science & Technology Fund seeks to invest at least 65% of its total assets in the common stocks of companies that seek to develop or utilize scientific and technological advances.

- T. Rowe Price Small-Cap Stock Fund seeks long-term growth of capital by investing primarily in stocks of small companies that appear undervalued.

- Templeton Developing Markets Trust Fund seeks long-term capital appreciation by investing primarily in equity securities of companies in countries with emerging markets.

- Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Index.

- Vanguard Balanced Index Fund seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

- Vanguard Global Equity Fund seeks long-term capital appreciation by investing in a broad universe of growth and value stocks from around the world.

- Vanguard Extended Market Index Fund seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Completion Index, an unmanaged index made up mostly of mid- and small-capitalization companies.

- Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

- Vanguard LifeStrategy Funds (Vanguard Life Strategy Income Fund, Vanguard Life Strategy Conservative Growth Fund, Vanguard Life Strategy Moderate Growth Fund, Vanguard Life Strategy Growth Fund) consists of four separate funds that include a portfolio of stocks, bonds and cash investments based on different asset ranges for each asset class.

- Vanguard Mid-Cap Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged MSCI US Mid-Cap 450 Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Retirement Savings Trust Fund seeks to provide a high level of income and a stable unit value of $1 in most cases.

- Vanguard Small-Cap Growth Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged MSCI US Small Cap Growth Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Small-Cap Index Fund seeks to provide long-term growth of capital by investing in a sample of stocks in the MSCI US Small Cap 1750 Index, an unmanaged index of smaller companies.

- Vanguard Small-Cap Value Index Fund seeks long-term growth of capital by holding all of the stocks in the unmanaged MSCI US Small Cap Value Index in approximately the same proportions as those stocks represented in the index.

- Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

- Vanguard Total International Stock Index Fund seeks to provide long-term growth of capital by investing in three other Vanguard mutual funds: the European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund. This gives the total International Stock Index Fund exposure to stocks from more than 30 countries.

- Vanguard Total Stock Market Index Fund seeks to provide long-term growth of capital and income by attempting to match the investment results of the Wilshire 5000 Composite Index, an unmanaged index that covers all regularly traded U.S. stocks.

- Vanguard Windsor II Fund seeks to provide long-term growth of capital and income from dividends by investing in a diversified group of out-of-favor stocks of large-capitalization companies. The stocks generally sell at prices below the overall market average compared to their dividend income and future return potential.

- Longview Fibre Company Stock Fund consists of Longview Fibre Company common stock and seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

Contributions

Each year, participants may contribute up to 19 percent of their annual compensation as a pre-tax contribution, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The plan currently offers 30 mutual funds, 1 common and collective trust and 1 Company stock fund as investment options for participants. The Company contributes 75 percent of the first 6 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested in various investment options, as directed by the participants. Contributions are subject to limitations established in the Internal Revenue Code (IRC) Section 415 (c). Additionally, the Tax Reform Act of 1986 limits annual amounts deferred by participants under all deferral arrangements to $13,000 for taxable year 2004.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contributions and (b) any applicable fund earnings or losses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. As of October 31, 2004, the Plan had allocated $225,191 to the accounts of certain participants who had elected to withdraw from the Plan at October 31, 2004 but had not yet been paid.

Vesting

Participants are fully vested in their pre-tax and after-tax contributions, including earnings thereon.

The Company's matching contributions become vested as follows:

Years of Service	
Fewer than 5	0%
5 or more	100%

The Company's matching contributions, made after October 31, 2002, will become vested as follows (see Note 7):

Years of Service	
Fewer than 3	0%
3 or more	100%

In addition, the Plan provides for full vesting of the Company's contributions, including earnings thereon, upon retirement, death or permanent and total disability. Normal retirement age is 65.

If a participant who is not fully vested terminates employment and returns to service after a break of five years or more, the value of the Company's contributions credited to the participant's account prior to termination of employment is permanently forfeited. If a participant terminates employment but returns to service after a break in service of less than five years, the current value of the Company's contributions credited to the participant's

account prior to termination of service is credited to the participant's account upon the participant's return to service.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.00 percent to 9.97 percent, which are commensurate with the prime rate as announced the last business day of each calendar quarter. Principal and interest is paid ratably through at least monthly payroll deductions.

Payment of Benefits

If a participant's account balance exceeds $5,000 upon termination due to retirement, death or disability, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, a partial payment (up to four per year), or quarterly installments over a period not to exceed the life expectancy of the participant and his beneficiary. If upon termination, a participant's account balance does not exceed $5,000, it will be distributed in the form of a single lump sum distribution. A lump-sum withdrawal may also be made upon attainment of age 59-1/2 or in the event of hardship. Withdrawal requests for financial hardship must be approved by the administrative committee and are limited to the amount of a participant's fully vested account balance.

Forfeited Accounts

As of October 31, 2004, and October 31, 2003, the Plan had amounts totaling $135,432 and $87,930, respectively, representing forfeited, nonvested amounts resulting from employee terminations. These amounts were allocated back into the Plan subsequent to employee termination, and will be used to restore accounts of rehired former participants, pay Plan fees and expenses, and to reduce future matching contributions.

Fees and Expenses

The Plan provides that the Company will pay administrative costs and expenses of the Plan, including trustee and management fees. Such costs not paid by the Company are paid from the Plan's assets. Fees for participant loans are paid by the respective participants.

2. **Summary of Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding principal balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

3. **Investments**

The following presents investments that represent 5 percent or more of the Plan's net assets:

		October 31,		
		2004		2003
Vanguard 500 Index Fund	$	17,582,094	$	16,417,068
Vanguard Balanced Index Fund		14,309,621		13,709,809
Longview Fibre Company Stock Fund		10,396,302		8,367,885
Vanguard Retirement Savings Trust Fund		29,939,564		30,434,048

During the fiscal year ended October 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2004
Mutual Funds	$	3,664,511
Longview Fibre Company Stock Fund		3,452,449
	$	7,116,960

4. **Related Party Transactions**

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (the "Trustee"). Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee by the Plan amounted to $8,695 for the year ended October 31, 2004.

5. **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.   **Tax Status**

The Internal Revenue Service has determined and informed the Company by letter dated August 14, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirement of the IRC.

7.   **Plan Amendments**

Effective November 1, 2000, the Company amended and restated the Plan to comply with changes in the laws contained in the Uruguay Round Agreements Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998, collectively referred to as "GUST". The restated Plan also provides for full vesting of the Company's matching contributions made after October 31, 2002 upon the completion of three or more years of service.

Effective November 1, 2000, Amendment No. 1 revises the eligibility date from the month following an initial 12-month eligibility period to the first day of the payroll period following the initial 12-month eligibility period.

Effective for years beginning after December 31, 2001, Amendment No. 2 complies with the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Effective January 1, 2003, Amendment No. 3 complies with required minimum distributions in accordance with Treasury regulations.

Longview Fibre Company
Salaried 401(k) Savings Plan
Form 5500 Schedule H, Line 4i
Schedule of Assets Held at End of Year
As of October 31, 2004

Identity of Issue	Investment Type	Cost**	Current Value
American Century Income and Growth Fund	Mutual Fund	$	335,883
American Century Value Fund	Mutual Fund		326,490
American Funds EuroPacific Growth Fund	Mutual Fund		538,960
American Funds Growth Fund of America	Mutual Fund		428,317
Columbia Real Estate Equity Fund	Mutual Fund		776,303
Franklin Small-Mid Cap Growth Fund	Mutual Fund		168,329
Harbor Capital Appreciation Fund	Mutual Fund		1,240,881
Janus Small Cap Value Fund	Mutual Fund		1,168,948
MSIFT Mid Cap Growth Fund	Mutual Fund		127,434
PIMCO Total Return Fund	Mutual Fund		457,347
T. Rowe Price Science & Technology Fund	Mutual Fund		494,400
T. Rowe Price Small-Cap Stock Fund	Mutual Fund		396,296
Templeton Developing Market Trust Fund	Mutual Fund		54,244
*Vanguard 500 Index Fund	Mutual Fund		17,582,094
*Vanguard Balanced Index Fund	Mutual Fund		14,309,621
*Vanguard Extended Market Index Fund	Mutual Fund		1,314,323
*Vanguard Global Equity Fund	Mutual Fund		563,364
*Vanguard International Growth Fund	Mutual Fund		328,827
*Vanguard LifeSt Conserv Growth Fund	Mutual Fund		2,150,392
*Vanguard LifeSt Growth Fund	Mutual Fund		4,874,186
*Vanguard LifeSt Income Fund	Mutual Fund		1,131,434
*Vanguard LifeSt Moderate Growth Fund	Mutual Fund		3,000,556
*Vanguard Mid-Cap Index Fund	Mutual Fund		313,494
*Vanguard Retirement Savings Trust Fund	Common and Collective Trust		29,939,564
*Vanguard Small-Cap Growth Index Fund	Mutual Fund		386,894
*Vanguard Small-Cap Index Fund	Mutual Fund		281,483
*Vanguard Small-Cap Value Index Fund	Mutual Fund		792,260
*Vanguard Total Bond Market Index Fund	Mutual Fund		2,204,950
*Vanguard Total International Stock Index Fund	Mutual Fund		99,772
*Vanguard Total Stock Market Index Fund	Mutual Fund		790,824
*Vanguard Windsor II Fund	Mutual Fund		865,029
*Longview Fibre Company Stock Fund	Company Stock Fund		10,396,302
*Loan Fund	4.00% - 9.97%		1,939,937
Total assets held for investment purposes		$	99,779,138

* Party in Interest

** Cost information has been omitted under ERISA regulations as these investments are participant directed.

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Longview Fibre Company Salaried 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Longview Fibre Company Salaried 401(k) Savings Plan (the Plan) as of October 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Longview Fibre Company Salaried 401(k) Savings Plan as of October 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon
March 25, 2005

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-99377 of Longview Fibre Company on Form S-8 of our report dated March 25, 2005, appearing in the Annual Report on Form 11-K of Longview Fibre Company Salaried 401(k) Savings Plan for the year ended October 31, 2004.

Portland, Oregon
April 25, 2005

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